19
417

06007424

AB 4/1/06*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 19th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Maartens 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Albert Maartens, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/10/06
Date

President
Title

Subscribed and sworn to before me
on this 10th day of February, 2006

Notary Public

LINDA DORSO
Notary Public, State Of New York
No. 01DO5075546
Qualified In Suffolk County
Commission Expires June 9, 2007

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 10, 2006
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

ASSETS		
Cash	$4,865,384	
Due from clearing broker	687,049	
Advisory fees receivable	1,888,788	
Due from affiliates	2,257,775	
Other assets	149,887	
Total assets		$9,848,883

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliates	$1,611,166	
Accrued compensation and benefits	589,885	
Accrued expenses and other liabilities	268,610	
Total liabilities		$2,469,661
SUBORDINATED BORROWING		6,000,000
STOCKHOLDER'S EQUITY		
Common stock (at $1 Par Value)		
5,000 shares authorized		
3,000 shares outstanding	3,000	
Paid in capital	6,414,137	
Accumulated deficit	(5,037,915)	
Total stockholder's equity		1,379,222
Total liabilities and stockholder's equity		$9,848,883

See Notes to financial statement

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, formerly known as Standard New York, Inc., was established to introduce emerging market trading business to an affiliate and to expand the client base of this affiliate in North and South America. Since then, service has been expanded to include client advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association.

The Company is a wholly owned subsidiary of Standard New York, Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard New York, Inc. is a wholly owned subsidiary of SBIC Investments S.A. (Luxembourg), which is a majority owned subsidiary of Standard International Holdings S.A., and an indirect wholly owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

B. Basis of Presentation

The statement of financial condition has been prepared on a going-concern basis. This basis of presentation is dependent on the continued financial support of the Company by Stanbic. Stanbic intends to financially support the Company for the foreseeable future.

C. Fair Value of Financial Instruments

The fair value of all financial instruments is estimated to be their carrying values as all financial instruments are either at market or short term in nature. The subordinated borrowing interest rate is variable and considered a market rate.

D. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

E. Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company's securities transactions are cleared through a financial institution on a fully disclosed basis.

Securities owned and securities sold but not yet purchased are stated at quoted market values.

F. Share Options Based Compensation

The Company accounts for a share options based compensation plan of an affiliate covering certain of its employees using the fair value based method, whereby, compensation cost is measured at the share options grant date based on the value of the options awarded and is recognized on a pro rata basis over the vesting period of the options.

G. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent. Under the group's tax sharing policy, income taxes are allocated to the Company on a separate return basis taking into account benefits, which can be utilized, in the consolidated return.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

H. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DUE FROM CLEARING BROKER

Due from clearing broker consists of cash deposits with a financial institution.

NOTE 3 - SUBORDINATED BORROWING

On September 29, 1994, the Company entered into a subordinated borrowing agreement with SBIC Investments S.A. (Luxembourg), an affiliated entity, that is due on December 31, 2009 for $6,000,000. The subordinated borrowing bears interest which is computed monthly and paid annually at a bank's libor rate.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank PLC, an affiliated entity which, among other terms and conditions, provides that a portion of trading profits generated from certain transactions are allocated between the Company and the affiliate.

In a prior year, Standard International Holdings S.A. (SIH) an affiliated entity, began implementation of a shadow share options based compensation plan. As a member entity of the SIH group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the shadow share options granted to selected employees to the performance of SIH. The plan provides for participants to be rewarded in cash by reference to the growth in the value of the shadow shares. The shadow share value is calculated on a semi-annual basis based upon established criteria. Although the fair value of the share options granted is charged to expense over the vesting period of the options by the entity which employs the individuals covered by the plan, the compensation cost is substantially funded by a capital contribution from SIH. At December 31, 2005, paid in capital includes $417,137 representing SIH's capital contribution to the Company for the above compensation plan.

Due from affiliates of $2,257,775 as of December 31, 2005 consists of $1,840,638 due from Standard Bank PLC related to its revenue sharing arrangement and $417,137 due from SIH related to its capital contribution to the Company.

In the normal course of business, Standard Americas, Inc., an affiliated entity, pays certain expenses on behalf of the Company. At December 31,

2005, included in the due to affiliates balance of $1,611,166, is $1,409,821 for amounts due to this affiliate for reimbursement of these items. Such amount consists substantially of the Company's allocated share of income taxes which are paid directly by Standard Americas, Inc. pursuant to the group's tax sharing policy.

For the year ended December 31, 2005, the Company incurred an interest charge of $201,345 related to the its subordinated borrowing agreement with SBIC Investments S.A. (Luxembourg), an affiliated entity. At December 31, 2005, this interest charge is included in the due to affiliates balance. Such amount was paid January 2006.

NOTE 5 - EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $342,000 to the plan in 2005.

NOTE 6 - CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

In the normal course of business, the Company deals with counterparties, primarily brokers and dealers, banks and other financial institutions. In the event any counterparties do not fulfill their obligations, the Company may be exposed to off balance sheet risk. Pursuant to its agreement with its clearing broker, the Company is responsible for amounts uncollected from customers introduced by the Company to the clearing broker.

In addition, the Company's investments in foreign securities may involve risks not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

NOTE 7 - CONTINGENT LIABILITIES

The Company currently has a dispute with its clearing broker in the amount of approximately $260,000. This amount relates to a short position and related dividend expense dating back to May 1999 that the Company's clearing broker alleges belongs to the Company. Management of the Company, after an internal review of the Company's books and records, has concluded that the disputed items are not the result of any transactions that the Company had authorized. Management of the Company, after consultation with outside legal counsel, believes the clearing broker's claims are without merit and, as such, has not recognized a liability for the above amount. If such matter is not resolved between the two parties, the Company will pursue legal action against its clearing broker.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,743,437, which was $2,578,793 in excess of its required net capital of $164,644. The Company's ratio of aggregate indebtedness to net capital was .90 to 1 at December 31, 2005.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Standard New York Securities, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 10, 2006
New York, New York